SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

                              --------------------

                            COTTAGE INVESTMENTS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                   221707 10 2
                                   -----------
                                 (CUSIP Number)

                                  JAMES CARTER
                              1505 BERKLEY ROAD
                            COLUMBUS, SOUTH CAROLINA 29205
                                 (803) 799-1776
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 17, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]





                            CUSIP NO. Not applicable

   (1)  Name of Reporting                     James Carter
        Persons. S.S. or                      ###-##-####
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                       PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         14,952,177 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         14,952,177 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        14,952,177 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             8.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons


Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.00001 par value per share (the "Shares"), of Cottage Investments, Inc., a Nevada corporation (the "Company"), whose principal executive offices are located at 505 Park Avenue, 20th Floor, New York, New York 10022.

Item 2. Identity and Background

        (a) This Statement is filed by James Carter ("Carter") who resides in the State of South Carolina, and is hereafter sometimes referred to as "Reporting Person".

        (b) and (c)

        The principal business address of Carter is 1505 Berkley Road, Columbus, South Carolina 29205.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Carter is a citizen of the State of South Carolina, United
States.

Item 3. Source and Amount of Funds or Other Consideration

       Carter acquired 10,107,500 on October 17, 2001 when he converted a $9,000 note into such Shares per the Note Agreement. Combined with the shares Carter previously owned, Carter currently directly owns 14,952,177 Shares.

Item 4. Purpose of the Transaction

        James Carter received 10,107,500 shares of Common Stock for converting his note payable for $9,000 dated June 19, 2001 into Common Stock. All shares reported in the Schedule 13D were acquired for investment purposes. Mr. Carter may, from time to time, depending on general economic conditions, market prices for the shares, receipt of any necessary regulatory approval and other factors (i) purchase additional shares and (ii) dispose of shares.

        Mr. Carter intends to encourage the Issuer to seek out and acquire another operating entity to provide value to existing shareholders, and in particular an entity which desires to become a public company through a reverse merger into the Issuer.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Carter is the direct owner of 14,952,177 shares of the Company's Common Stock, which totals 8.4% of the outstanding Common Stock.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

          None

Item 7. Materials to be Filed as Exhibits

          None

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated: October 31, 2001             /s/ James Carter
                                    JAMES CARTER, Individually